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                             MAGICAL MARKETING, INC.

                            213-380 Pelissier Street
                            Windsor, Ontario N9A 6W8
                                     Canada

                              Information Statement
                            Pursuant to Section 14(f)
                     of the Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder
                                    ********

                                  INTRODUCTION

This Information Statement is being mailed on or before July 27, 2000, to holders of record on such date, of shares of Common Stock ("Common Stock") of Magical Marketing, Inc., a Wyoming corporation (the "Company"). This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company, and is provided for information purposes only. No action on your part is sought or required.

On June 30, 2000, the Company signed a Plan of Merger, dated as of June 30, 2000 (the "Plan") with ISEmployment.com, Inc. ("ISEmployment.com") whereby ISEmployment.com's shareholder agreed to receive 400,000 shares of newly issued common stock of the Company (the "Shares") in exchange for all of the issued and outstanding shares of ISEmployment.com. The transaction with ISEmployment.com will be a private placement transaction in reliance upon an exemption from registration under the Securities Act of 1933.

The transaction will result in a change in control of the Company because following its exchange of the Shares, ISEmployment.com's shareholder will own approximately 66.66% of the issued and outstanding Common Stock of the Company.

ISEmployment.com is acquiring control of the Company in anticipation of operating as a Section 12 fully reporting company, pursuant to the rules and regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

The obligation of ISEmployment.com to consummate the Plan and accompanying transactions is subject to the satisfaction of certain conditions. One such condition to the obligations of ISEmployment.com is that Daniel L. Hodges resigns his position as an officer and director of the Company at the time of the closing under the plan and take all steps necessary to appoint the persons designated by ISEmployment.com under the Plan to become the officers and directors of the Company. Upon the closing under the Plan, ISEmployment.com will cease to exist.

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                          DESIGNEE OF ISEmployment.com
                       TO THE COMPANY'S BOARD OF DIRECTORS

The following table sets forth certain information with respect to the persons designated by ISEmployment.com to become the Company's Board of Directors to serve as directors until their respective successors are elected and qualify. Under the Plan, David L. Hodges has agreed to resign at the Closing.


Name and Address            Age    Number of Shares Beneficially Owned and
                                   Percentage of Class

Frank Ulakovich             29     200,000                 33%
Windsor, Ontario

Scott Murray                31     200,000                 33%
Windsor, Ontario

                                    OFFICERS

The names, addresses and titles of the persons who, upon the effective date of the Plan, shall be the officers of the Company, and who shall hold their offices at the pleasure of the board are as follows:


Name and Address                Age       Title(s)

Frank Ulakovich                 29        Chairman of the Board, Co-CEO and
Windsor, Ontario                          Secretary

Scott Murray
Windsor, Ontario                31        President, Co-CEO and Treasurer

                    BIOGRAPHICAL INFORMATION WITH RESPECT TO
                         PROPOSED DIRECTORS AND OFFICERS

Scott Murray has served as a director of ISEmployment.com, Inc. since its inception and became Co-Chief Executive Officer at that time. Mr. Murray has served as President of International Technical Recruiting (ITR), a traditional recruitment and placement firm that represents many Fortune 500 companies from 1995 through the first quarter of 2000. Mr. Murray was a Co-Founder of ITR, which was established in the year 1995. Mr. Murray has also assumed the role of Chief Financial Officer of the Company until a suitable replacement can be found. Mr. Murray is a co-founder of the Company. Mr. Murray will share part of his responsibilities with his Co-Chief Executive Officer Mr. Ulakovich; these responsibilities include strategic planning, quality control and management of the Company's personnel. Mr. Murray serves Chairman of the Society of Manufacturing Engineers and holds a seat on the Regional Committee for the Society of Manufacturing Engineers.


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Frank Ulakovich has served as a Chairman of the Board of ISEmployment.com,
Inc. since its inception and became Co-Chief Executive Officer at that time. Mr. Murray has served as Vice-President Technical Recruiting of International Technical Recruiting (ITR), a traditional recruitment and placement firm that represents many Fortune 500 companies from 1995 through the first quarter of 2000. Mr. Murray directed the operations and expansion of ITR's technical division with the assistance and guidance of Mr. Murray. Mr. Murray was a Co-Founder of ITR, which was established in the year 1995. Mr. Ulakovich will share part of his responsibilities with his Co-Chief Executive Officer Mr. Murray; these responsibilities include strategic planning, quality control and management of the Company's personnel. Mr. Ulakovich is a former President of the Canadian Information Processing Society. Mr. Ulakovich was a professor of Information Systems at Saint Clair College.


                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

The following table sets forth as of June 29, 2000, information with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

                            Number of                        Percent of
Name and Address            Shares Owned Beneficially        Class Owned

Daniel L. Hodges
Tucson, Arizona                      800,000                      80%

All directors and
executive officers
as a group (1 person)                800,000                      80%

                                Change in Control

Upon closing under the Plan, Mr. Hodges will remit all his shares of the Company back to the treasury for cancellation and ISEmployment.com shareholders will own 400,000 shares, then representing approximately 66% of the Company's issued and outstanding Common Stock. As a result, a change in control of the Company will have occurred.

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                                   MANAGEMENT

The directors and executive officers currently serving the Company are as follows:

Name                        Age          Positions Held and Tenure

Daniel L. Hodges            34           President and Sole Director since
                                         inception

There are no family relationships between any of the present directors or officers of the Company.

The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

The Company's board of directors has not held any formal meetings during the current fiscal year.

                             EXECUTIVE COMPENSATION

At inception of the Company, its Director and Officer, Daniel L. Hodges received 800,000 shares of Common Stock valued at $0.001 per share in consideration of pre-incorporation services rendered to the Company related to investigating and developing the Company's proposed business plan and capital structure, and completion of the incorporation and organization of the Company. No officer or director has received any other remuneration. Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its sole officer and director for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationship and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit or directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such program in the future.

                       MARKET FOR THE COMPANY'S SECURITIES

There is no public market for Magical Marketing, Inc.'s Common Stock. The Magical Marketing, Inc.'s Common Stock may be traded in the over-the-counter market in the near future, however, there can be no assurance as to the price at which trading in Magical Marketing, Inc.'s Common Stock will occur.

                              AVAILABLE INFORMATION

With respect to financial and other information relating to Magical Marketing, Inc. is required to file annual and periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Copies of such reports may be inspected by anyone without

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charge at the public reference facilities maintained by the Commission at 450
Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates. In addition, Magical Marketing, Inc. will provide without charge, upon the request of any stockholder, a copy of its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000, has been filed with the Commission. Any such requests should be directed to the President of Magical Marketing, Inc. Following the closing of this transaction, the Company's such reports may be obtained by writing to Mr. Scott Murray at 213-380 Pelissier Street, Windsor, Ontario N9A 6W8, Canada.

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company maintains an office at 5505 Indian Trail, Tucson, Arizona. Upon the closing, the offices will be located at 213-380 Pelissier Street, Windsor, Ontario N9A 6W8, Canada.

                  THIS INFORMATION STATEMENT IS PROVIDED TO YOU
                FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR
                           PART IS SOUGHT OR REQUIRED.



July 27, 2000





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